0 82-00627

DENTONIA RESOURCES LTD

TSX-V : DTA

P.O. Box 10321 Pacific Centre, Suite #880 – 609 Granville Street,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

DENTONIA RESOURCES LTD.

(An Exploration Stage Company)

Unaudited Financial Statements
1st Quarter ended November 30, 2006

Interim Management's Discussion and Analysis
January 26, 2007

DENTONIA RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

November 30, 2006

(Prepared by management without audit)

DENTONIA RESOURCES LTD
TSX-V : DTA
P.O. Box 10321 Pacific Centre, Suite #880 – 609 Granville Street,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

January 26, 2007

To the Shareholders of
Dentonia Resources Ltd.:

The attached unaudited financial statements have been prepared by management without review by the auditors of Dentonia Resources Ltd.

Yours truly,

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic
President

DENTONIA RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS
(Unaudited - see Notice to Reader)

	November 30, 2006	August 31, 2006
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 423,389	$ 784,197
Short-term investments	1,706,000	2,106,000
Amounts receivable	73,369	37,039
Prepaid expenses	1,500	1,500
	2,204,258	2,928,736
EQUIPMENT(Note 5)	10,378	10,829
MINERAL PROPERTIES (Note4)	1,253,351	871,610
	$ 3,467,987	$ 3,811,175
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	$ 200,856	$ 228,999
SHARE CAPITAL (Note 6)	12,438,429	12,438,429
CONTRIBUTED SURPLUS	118,772	118,772
DEFICIT	(9,290,070)	(8,975,025)
	3,267,131	3,582,176
	$ 3,467,987	$ 3,811,175

APPROVED BY THE BOARD

"Adolf A. Petancic" Director

"H. Martyn Fowlds" Director

DENTONIA RESOURCES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Prepared by management without audit)

	November 30 2006	November 30 2005
EXPENSES	$	$
Accounting and legal	8,606	2,466
Amortization	697	616
Bank charges and interest	106	106
Consulting fees	6,320	2,625
Office and miscellaneous	1,097	4,685
Rent	5,062	3,329
Shareholders and public relations	23,590	10,107
Stock based compensation	-	4,588
Telephone and communications	678	1,375
Transfer agent and filing fees	4,493	5,264
Travel	4,162	2,599
Wages and benefits	39,291	45,665
Operating expenses	94,102	83,326
LOSS BEFORE THE FOLLOWING	(94,102)	(83,326)
OTHER (INCOME) EXPENSES		
Impairment in mineral property	(244,636)	-
Interest income	23,693	1,674
INCOME (LOSS) FOR THE PERIOD	(315,045)	(81,652)
DEFICIT, BEGINNING OF PERIOD	(8,975,025)	(7,770,596)
DEFICIT, END OF PERIOD	$ (9,290,070)	(7,852,248)
EARNINGS (LOSS) PER SHARE	$ (0.01)	(0.01)

DENTONIA RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Prepared by management without audit)

	November 30 2006	November 30 2005
CASH PROVIDED BY (USED FOR)	$	$
OPERATING ACTIVITIES		
Net income (loss) for the period	(315,045)	(81,652)
Less items not involving cash		
Amortization	697	616
Stock based compensation	-	4,588
	(314,348)	(76,448)
Net change in non-cash working capital items	(64,473)	(123,137)
	(378,821)	(199,585)
FINANCING ACTIVITIES		
Shares issued for cash	-	418,700
		418,700
INVESTING ACTIVITIES		
Fixed assets	(246)	-
Short term investments	400,000	-
Mineral property expenditures	(381,741)	(275,941)
	18,013	(275,941)
INCREASE (DECREASE) IN CASH	(360,808)	(56,826)
CASH, BEGINNING OF PERIOD	784,197	674,813
CASH, END OF PERIOD	$ 423,389	617,987

1. NATURE OF OPERATIONS

The Company is in the business of acquiring and exploring mineral properties. There has been no determination whether properties held contain mineral reserves which are economically recoverable.

The recoverability of valuations assigned to mineral properties is dependent upon the discovery of economically recoverable reserves, the ability to obtain necessary financing to complete development, and future profitable production or proceeds from disposition.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying unaudited interim financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada with respect to the preparation of interim financial statements. Accordingly, they do not include all of the information and disclosures required by Canadian GAAP in the preparation of annual financial statements. The accounting policies used in the preparation of the accompanying unaudited interim financial statements are the same as those described in the annual financial statements and the notes thereto for the year ended August 31, 2006. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The interim financial statements should be read in conjunction with the Company's financial statements including the notes thereto for the year ended August 31, 2006.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

3. MINERAL PROPERTIES

	Lac de Grass DHK Joint Venture	Tintina Gold Belt HY	Tintina Gold Belt ELF	Pellat Lake DHK Joint Venture	Atkinson	Thomlinson	Total
Balance, August 31, 2005(restated)	$ 216,698	$ 166,207	$ 14,053	$ 14,800	$ 81,992	$ 18,587	$ 512,337
Acquisition costs	-	-	-	7,783	10,000	15,000	32,783
Drilling	895,752	-	-	-	527,729	79,792	1,503,273
Geological	-	1,359	-	-	55,208	1,140	57,707
Field	-	-	-	-	13,032	15,975	29,007
Assay	-	-	-	-	14,639	432	15,071
Bond	-	-	-	-	-	15,500	15,500
Total additions during period	895,752	1,359	-	7,783	620,608	127,839	1,653,341
Mineral property impairment	(1,112,449)	(167,566)	(14,053)	-	-	-	(1,294,068)
Balance, August 31, 2006	1	-	-	22,583	702,600	146,426	871,610
Drilling	-	-	-	-	52,013	93,104	145,117
Geological	-	-	-	-	5,586	19,789	25,375
Field	-	-	-	-	43,655	167,387	211,042
Assay	-	-	-	-	207		207
Total additions during period	-	-	-	-	101,461	280,280	381,741
Balance, November 30, 2006	1	-	-	22,583	804,061	426,706	1,253,351

3. MINERAL PROPERTIES (continued)

(a) Lac de Gras, Northwest Territories

The Company, through its one-third joint venture interest in DHK holds undivided interests in three mineral leases, which are recorded in the name of Peregrine Diamonds Ltd. (See Note 4)

(b) Tintina Gold Belt, HY Property Yukon Territories

The Company had entered into an option agreement to obtain a 100% interest in 56 two-post mineral claims (the "HY property") recorded in the name of Phelps Dodge Corporation of Canada ("PDCC"), located within the Tintina Gold Belt, southeastern Yukon, Watson Lake Mining District. Pursuant to the agreement, the Company had incurred an accumulated cost of $167,566 under its work commitment. A portion of the Company's work commitment was to be completed by March 18, 2006. The Company was to make further payments to PDCC totaling $90,000 and incur cumulative exploration expenditures on the property totaling $750,000 in stages over six years. The Company terminated its option on this property during 2006 and recorded an impairment charge of $167,566 in the current year.

(c) Tintina Gold Belt, ELF Property Yukon Territories

The Company also staked for its own account, 30, two-post mineral claims (the "ELF property") located 175 km northeast of Watson Lake, within the Tintina Gold Belt. The Company abandoned the ELF property during 2006 and acquisition and exploration expenditures in the aggregate of $14,053 were recognized in impairment in mineral properties in the statement of operations.

(d) Pellatt Lake, Northwest Territories

The Company has staked seven mineral claims for its own account and indirectly holds an interest in another three mineral leases and three mineral claims at Pellatt Lake, Northwest Territories through its one-third joint venture interest in DHK.

(e) Atkinson Gold Prospect

The Company has entered into an option agreement to obtain a 100% interest in 4 claim groups referred to as the Atkinson Gold Prospect, in the Porcupine Mining District, Ontario. Pursuant to the agreement, the Company has issued 150,000 shares and paid $64,885 in staking costs, engineering fees and other expenditures and must complete a $350,000 work commitment by May 1, 2006. The Company is also required to make cash payments totaling $990,000 in stages over the next 10 years as follows:

Payment Due	Amount	Payment Due	Amount
1st Anniversary date	$ 10,000 (paid)	6th Anniversary date	$ 110,000
2nd Anniversary date	10,000 (paid)	7th Anniversary date	110,000
3rd Anniversary date	20,000 (paid)	8th Anniversary date	110,000
4th Anniversary date	110,000	9th Anniversary date	200,000
5th Anniversary date	110,000	10th Anniversary date	200,000

(f) Thomlinson Creek Property

The Company has staked six mineral claims for its own account and the Company has entered into an Option Agreement to acquire a 100% interest in certain mineral claims located in the Omineca mining division of British Columbia. Pursuant to the agreement, the Company paid $7,228 of a $30,000 work commitment to be completed by February 25, 2006, must pay to the Optionors a total of $1,015,000 over the next 10 years $15,000 of which has been paid. In addition there is a 2% net smelter royalty. The Company staked an additional two mineral claims for its own account September 7, 2006. These claims are part of the option agreement. If the Company terminates the option agreement these claims will be conveyed to the optionors.

4. INVESTMENT IN JOINT VENTURE

The Company has a one-third joint venture interest in DHK, a Northwest Territories corporation that has various interests in potentially diamond bearing mineral claims in the Lac de Gras area of the Northwest Territories. The Company's proportionate interest in the joint venture is as follows:

	November 30, 2006	August 31, 2006
Balance Sheet	$	$
Cash and cash equivalents	1,185	13,822
Mineral property	1	1
Accounts payable and accrued liabilities	81,255	85,222
Statement of Operations		
Expenses		
Impairment in mineral properties	244,636	1,112,449
Professional fees	2,330	8,393
Loss	246,966	1,120,842

During the period, the Company recognized an impairment provision related to this property as management determined that its recoverability was not determinable.

5. EQUIPMENT

			2006
	Cost	Accumulated Amortization	Net Book Value
Furniture and fixtures	$ 26,914	$ 22,483	$ 4,431
Computers	25,470	19,994	5,476
Software	948	477	471
Total Capital Assets	$ 53,332	$ 42,954	$ 10,378

6. RELATED PARTY TRANSACTIONS

(a) For the period ended November 30, 2006 the Company incurred $39,291 (2005 – $45,500) in salaries and fees to officers of the Company.

(b) For the period ended November 30, 2006 the Company incurred $6,320 (2005 - $Nil) in consulting fees to a director of the Company and a company controlled by an officer of the Company.

(c) For the period ended November 30, 2006, included in mineral properties, are fees of $Nil (2005 - $12,000) made to a director.

All of the above transactions have been in the normal course of operations, and are recorded at their exchange amounts, which is the consideration agreed upon by the related parties.

7. CAPITAL STOCK

Authorized:

Unlimited Common shares without par value

	Shares	Amount
Balance, August 31, 2005	32,974,044	$ 8,840,200
Issued for cash		
Exercise of warrants	5,172,366	616,257
Exercise of options	852,500	88,575
Private placement	18,443,501	3,079,526
Private Placement	600,000	112,000
Fair value of options exercised	-	5,423
Private Placement	2,300,000	345,000
Share issuance costs		(58,500)
Balance, August 31, 2006	60,342,411	$ 13,028,481
Balance, November 30, 2006	60,342,411	$ 13,028,481

a) Private placements:

In October 2004, the Company completed a non-brokered private placement of 1,680,000 units at $0.06 per unit for total proceeds of $100,800. Each unit consists of one common share and one non-transferable share purchase warrant exercisable at $0.10 per share to October 7, 2005 and at $0.20 per share thereafter to October 7, 2006.

In December 2004, the Company completed a non-brokered private placement of 976,666 flow-through units at $0.15 per unit and 845,000 non-flow-through units at $0.12 per unit for total proceeds of $247,900. Each unit consists of one share and one non-transferable share purchase warrant expiring December 29, 2005, exercisable at $0.16 for the flow-through shares and $0.13 for the non-flow-through shares.

In December 2004, the Company also completed a brokered private placement of 804,034 units at $0.75 per unit. Each unit consists of 3 non-flow-through common shares, two flow-through common shares and one non-transferable share purchase warrant exercisable at $0.20 per share to February 28, 2006 and $0.30 per share thereafter to February 28, 2007.

In relation to this private placement, the Company paid a 7.5 % commission and a 5% finder's fee on the gross proceeds, issued 150,000 common shares as a finance fee, and issued 104,524

Agent's options which are exercisable at $0.75 per unit and are comprised of five shares and one share purchase warrant, exercisable at $0.20 in the first year and $0.30 in the second year.

On December 23, 2005, the Company completed a private placement of 12,183,501 non-flow-through units at $0.15 per unit and 6,260,000 flow-through units at $0.20 per unit for total proceeds of $3,079,525. Each unit consists of one common share and one non-transferable share purchase warrant exercisable at $0.25 per share in the first year and at $0.35 per share in the second year. All securities issued under this private placement are subject to a four month plus one day hold period, expiring on April 24, 2006.

In February 2006, the Company completed a non-brokered private placement of 200,000 flow-through units at $0.20 per unit and 400,000 non-flow-through units at $0.18 per unit for total proceeds of $112,000. Each unit consists of one share and one non-transferable share purchase warrant exercisable over two years at $0.25 during the first year and $0.35 during the second year for the flow-through shares and the non-flow-through shares, expiring February 10, 2008.

On July 19, 2006, the Company completed a non-brokered private placement of 2,300,000 units at $0.15 per unit for net proceeds of $345,000. Each unit consists of one common share and one non-transferable warrant exercisable over two years at $0.25 during the first year and $0.35 during the second year, expiring on July 21, 2008. A finder's fee of $30,000 was paid.

b) Options:

The Company has a stock option plan to grant options, of up to 10% of the issued and outstanding share capital of the Company from time to time, to directors, senior officers, employees, dependent contractors and consultants of the Company at the discretion of the Board. Options granted under the plan will be for a term not to exceed 5 years and will be exercisable at a price not less than the Discounted Market Price.

Stock option transactions are summarized as follows:

Exercise Price	Expiry Date	Outstanding August 31, 2006	Granted	Exercised	Expired/ Cancelled	Outstanding November 30, 2006
$0.12	October 1, 2006	60,000	-	-	60,000	-
$0.10	March 26, 2007	1,050,000	-	-	-	1,050,000
$0.13	February 29, 2008	77,500	-	-	-	77,500
TOTAL:		1,187,500	-	-	60,000	1,127,500

c) Stock-based compensation

During the year ended August 31, 2006 the Company issued 232,500 (2005 – 250,000) stock options to directors and consultants. As a result $10,830 (2005 - $3,750) was recorded as stock-based compensation, $5,423 (2005 - $30,312l) as share issue costs, and $5,406 (2005 - $37,562) was credited to contributed surplus. The fair value of options granted was estimated using the Black-Scholes option pricing model and the following assumptions:

During the period ended November 30, 2006, the Company issued Nil (2005 - 155,000) stock options to consultants. A total of Nil (2005 - $4,588) was recorded as stock-based compensation and credited to contributed surplus.

Risk-free interest rate	2.77 to 4.07%
Expected life of options	2 - 3 years
Expected volatility	101%
Expected dividend yield	0.0%

d) Warrants

As at November 30, 2006, the Company has warrants and agent options outstanding for the purchase of a total of 22,543,979 common shares as follows:

Exercise Price	Expiry Date	Outstanding August 31, 2006
$0.15	February 28, 2007	502,620(**)
$0.30	Feb. 28, 2007	593,334
$0.30	Feb. 28, 2007	104,524(**)
$0.25/$0.35	Dec.23, 2006/2007	18,443,501
$0.25/$0.35	Feb.10, 2007/2008	600,000
$0.25/$0.35	July 21, 2007/2008	2,300,000
		22,543,979

(**) The warrants at the date hereof have not been issued but shall be issued to the Agent if and when it exercises its Agent's options.

8. CONTRIBUTED SURPLUS

Contributed surplus increased in connection with the recognition of compensation cost relating to stock options. Contributed surplus is decreased when those stock options are exercised:

	November 31, 2006	August 31, 2006
Contributed surplus, beginning of year	$ 118,772	$ 113,034
Stock option expense for year	-	10,830
Stock options exercised during the year	-	(3,400)
Agent options exercised during the year	-	(1,692)
Contributed surplus, end of year	$ 118,772	$ 118,772

9. COMMITMENTS

(a) The Company has a monthly lease commitment of $1,500. The lease is in effect until December 31, 2007.

(b) The Company has a ten-month contractual obligation with a consultant to obtain financial consulting and advisory services for a monthly commitment of $4,500. The contract is in effect until March 31, 2007.

DENTONIA RESOURCES LTD

FORM 51-102F1 – MANAGEMENT'S DISCUSSION AND ANALYSIS
For the First Quarter Ended November 30, 2006
(Unaudited Financial Statements)

Prepared as at January 26, 2007

DESCRIPTION OF BUSINESS AND REPORT DATE

Dentonia Resources Ltd. ("Dentonia" or the "Company") was incorporated in the Province of British Columbia on May 31, 1979 under the name Rubicon Resources Ltd., changed its name to Dentonia Resources Ltd. on October 19, 1979

Currently, the Company, either directly or indirectly through its 1/3 equity interest in DHK Diamonds Inc. ("DHK"), has interests in or has under option two diamond, one gold, and one copper-molybdenum property, these properties are in the early stages of exploration.

The Company is a reporting issuer in British Columbia and Alberta, became a publicly traded company on the Vancouver Stock Exchange in 1982 and continues to trade on the TSX Venture Exchange (the "Exchange"), under the symbol "DTA", and is registered as a foreign exempt corporation under section 12g3-2(b), file #82-627, with the Securities & Exchange Commission.

The Company prepared its financial statements in Canadian dollars and in accordance with Canadian generally accepted accounting principles and its Management's Discussion and Analysis (MD&A) should be read in conjunction with its unaudited financial statements for the quarters ended November 30, 2006 and 2005 and the audited financial statements for the fiscal years ended August 31, 2006 and 2005.

OVERALL PERFORMANCE

As of November 30, 2006 the Company had a total working capital of $2,204,258 (2005 - $667,141), compared with a working capital of $2,928,736 as of August 31, 2006, the fiscal year end.

For the first three months ended November 30, 2006, the Company recorded a net loss of $315,045 including a $244,636 mineral property impairment (WO Diamond Project) or $0.01 per share, compared to net loss of $81,652 or $0.01 per share for the same period in the prior fiscal year.

With funds raised through its private placements completed on December 23, 2005 and February 10, 2006 and July 20, 2006, earlier financings, and the exercise of warrants and options up to January 26, 2007, Dentonia, at the date of this report, has approximately $1,479,430 on hand.

PROPERTY SUMMARIES

DIAMONDS

(1) WO Diamond Project, Lac de Gras , NWT

DHK Diamonds Inc. holds a 20% interest in the WO diamond project, which includes both the DO27 and DO18 kimberlites, and Dentonia has a 1/3 equity interest in the DHK Diamonds Inc. or a net 6.67% interest, however, according to Peregrine's news release of December 13, 2006, which advised that DHK's interest has been reduced to 10.77%, this position has been rejected by Dentonia, based, primarily on Peregrine's tortious interference in the affairs of DHK, and in the negotiation of a Farm-out Agreement among the shareholders of DHK, namely, Dentonia, Horseshoe, and Kettle River to enable these companies to raise flow-through money and make their respective contribution to the WO Diamond Project.

In early September, Dentonia had $800,000 flow-through funds and $1,900,000 hard money on hand, and could have used a combination of these funds with the right legal structure to make its contributions to DHK and may have had an opportunity to raise another $1,000,000 flow-through before year end. Kettle River, however, had struck an agreement whereby Peregrine was to acquire Kettle River and apparently a Stand-still Agreement was concluded, preventing the conclusion of the Farm-out Agreement. See Kettle River's news release of October 26, 2006.

Note that the most opportune time to raise flow-through money is November and December. This opportunity has now been lost.

The flow-through funds on hand in September had to be expended before year end, and were expended on projects at the Thomlinson molybdenum prospect in British Columbia and Atkinson gold prospect in Ontario.

Dentonia is considering legal actions to restore the 20% contributing interest based on breaches of the DHK's shareholders agreement and tortious interference by Peregrine in the affairs of DHK, however, no final decision has been made in this regard to the date hereof.

According to Dentonia's records, the following amounts have to be contributed to maintain, either the 10.77%, or 20% interest.

	10.77%	**20%**
	$	**$**
Due December 9, 2006	-	3,554,109
Due February 7, 2007	757,394	1,406,488
Due April 19, 2007	1,041,417	1,933,922
TOTAL:	**1,798,811**	**6,894,519**
For each shareholder:	599,604	2,298,173

Note: Some of the shareholders of DHK may decline to contribute.

According to Peregrine's news release of January 23, 2007, the following activities are taken place at the WO Diamond Project, to quote in part:

> "The large-diameter bulk sample drilling program currently under way on the DO-27 kimberlite has, to date, completed five large-diameter holes, totalling approximately 601 metres, on the land-based portion of the northeast lobe. Using an average specific gravity of 2.0 grams per cubic centimetre, this equates to a

total of approximately 322 wet tonnes of kimberlite. A second large-diameter drill rig has been set up on its first drill hole location and is expected to begin drilling on Jan. 26, 2007.

It is currently unknown whether this pace of production will be maintained during the upcoming ice-based drilling phase.

Ice building activities on the DO-27 lake have been successful in creating approximately 70 inches of ice, with a minimum of 80 inches required to safely support the weight of all the drilling equipment. With the continued cold weather, it is anticipated that this minimum will be reached in early February, 2007.

Peregrine has been advised that BHP Billiton will process this year's bulk sample at the bulk sample test facility at BHP Billiton's Ekati diamond mine. This is important as the proximity of Ekati should allow Peregrine to drill and ship samples later in the season than if the samples had to be transported via the main Tibbitt to Contwoyto ice road to Yellowknife, and onward for processing."

Valuation of the DO-27 Diamond Parcel

The 508.9 carats diamond parcel from the 2005 and 2006 mini bulk samples of the Main Lobe and Northeast Lobe of the DO27 kimberlite had an average modeled value ranging from US$45 to US$73 per carat using WWW's September, 2005 diamond price book, however, the average modeled valuation ranged from US$41 to US$62 per carat using WWW's September, 2006 diamond price book, reflecting the significant drop in rough diamond prices over the last year.

It should be noted that the diamond parcel valued is relatively small for valuation purpose, and a larger parcel is needed to assess the economic potential of the DO27 kimberlite.

Model of an Economic Pipe

A study by W. Bullen and J. Zhang, titled "The Economics of Diamond Projects in the Canadian Arctic", CIM Bulletin, Volume 99, No. 1098, prepared for the Department of Industry, Government of the Northwest Territories, Yellowknife, NT, suggests the following parameters of grade and value of diamonds required, for a 20,000,000+ tonne (Mt), commercial kimberlite pipe, to quote:

> "In order to meet the corporate IRR ("Internal Rate of Return") hurdle of 15%, the diamond price required is about US$80/ct (in the middle of the US$90/ct and US$70/ct lines). If the US dollar keeps depreciating resulting in the two currencies becoming par, the diamond price needs to be at least US$110/ct. If, on the contrary, the Canadian dollar is worth only half of a US dollar, a diamond mine with relatively poor quality diamonds, or with a price around US$60/ct, could still easily meet the 15% IRR hurdle. If the hurdle is reduced to 8%, the price needed is just less than US$40/ct.
>
> - - -
>
> - - - The tonnage elasticity of in situ value per tonne required in order to meet the corporate IRR hurdles of 8% and 15% tends to be very small when the tonnage is above 20 Mt (where the minimum in situ value per tonne required - - -, is around US$120/t and US$150/t for IRR hurdles of 8% and 15%, respectively) but this increases gradually when the tonnage is reduced to 5 Mt. When the tonnage

becomes less than 5 Mt (where the minimum in situ value per tonne required is about US$250/t for both IRR hurdles), the elasticity increases dramatically."

In comparison with the above quotes, the DO27 kimberlite pipe, from data obtained from the mini bulk samples, has the following parameters:

DO27

• 20,000,000+ tonnes	within range
• Grade 0.9 c/t	too low
• Modeled Value per carat up to US$73	too low
• Modeled Value per tonne	US$66

DO27 is within the carat value of the model, however, a grade of 1.30 c/t to 1.59 c/t is required to meet the parameters of the model.

To be economical, higher grades or higher values per carat, or combination thereof, have to be achieved.

The improved value per tonne to US$66, compared to the original value of US$8 per tonne (1994 prices) obtained from the 1994 bulk sample, is an approximate increase of 8 times. It does demonstrate the multiphase composition of DO27 kimberlite and the possibility that higher grade and higher value phases may exist within the DO27, as appears to be indicated by the micro diamond grade of some of the dd-holes, which vary up to 3.69 c/t.

As observed after the 1994 bulk sample, the DO27 is comprised of three distinct kimberlite bodies that probably represent three lobes from the same kimberlite magma source. These bodies have been confirmed by detailed geological logging of the drill holes and by geophysical surveys. The two diatreme lobes known as the Northwest and Eastern Lobes, occur as distinct features on the ground magnetic. The third pyroclastic body, known as the Southern Lobe (Main Lobe) is well defined by a Nano TEM survey. All three bodies may have different diamond populations.

(2) Pellatt Lake Claim Block – NWT, Canada

Peregrine Diamonds Ltd. ("Peregrine"), the optionee of 13 mineral claims, (33,500 acres), part of Peregrine's Pellatt Lake Project, 7 claims are optioned from Dentonia, and 6 from DHK is the operator of the Pellatt Lake claim block.

The Pellatt Lake claim block is located approximately 40km to the northeast of the Ekati Diamond Mine and immediately adjacent to DeBeers' Hardy Lake leases.

Dentonia and DHK's Pellatt Lake properties are the subject of two option agreements, dated May 23, 2003, between Dentonia and Peregrine; and DHK and Peregrine. Under the terms of these agreements, Peregrine has the option to earn up to 75% interest in these properties by completing a Falcon™ Survey (completed), paying for all additional exploration costs, and arranging financing to bring any discovery into production. Dentonia has a 1/3 equity interest in DHK.

DHK has made an application, under the "Canada Mining Regulation", to obtain a 21-year lease for the three claims surrounding the PL01 kimberlite, which was granted.

The PL01 kimberlite, as reported by Kennecott, produced from a 142kg sample, 57 micro and 6 macro diamonds (>0.5mm). These three claims are subject to 1% royalty in favor of Kennecott.

Apart from filing assessment reports with the Mining Recorder at Yellowknife, no field information has been provided by Peregrine to Dentonia or DHK.

GOLD

(1) Atkinson Gold Prospect, Abitibi Greenstone Belt, Porcupine Mining Division, 15-15km South of the Detour Lake Mine, below James Bay, Ontario

The Atkinson Gold Prospect is located in the prolific Abitibi Greenstone Belt of Ontario and Quebec, 15km south-east of Detour Lake Mine Camp, Ontario, and 40km north-west of Aurizon Mine's Berardi Project, Quebec.

Dentonia has an option to earn a 100% interest in the Atkinson gold prospect, subject to a 2% royalty, over an eight year period with buy-out-rights. To date Dentonia has complied with all terms of the Option Agreement, as amended.

Dentonia has contracted Terraquest Ltd. and prepaid $84,000 to conduct a high resolution aeromagnetic, and VLF-EM survey over an area of approximately 9,600 hectare (96 km^2 - 8,000m x 12,000m). The survey is planned to be completed in the near future. The detailed magnetic (total field magnetics and horizontal gradiometer) and VLF-EM survey will provide valuable information regarding the structure and geology of the area. The survey area is underlain by Archean felsic and mafic volcanic rocks including a felsic dome-shaped structure, 1,000m by 2,000m, with a central high-silicate rhyolite core cut by intrusive porphyries. This domal structure (located in the central portion of the Lipton Claim Group) is flanked by overlapping (overlying) mafic volcanic flows. Several horizons of hydrothermally-altered rock and/or chemical sedimentary rocks (sulphide, magnetite, garnet-amphibole and silica-rich iron formations and graphitic exhalites) are present at the interface between the felsic rocks and the overlying massive to pillowed basaltic flows.

Dentonia and previous operators have drilled anomalous to ore-grade gold intersections in the chemical sedimentary rocks and in quartz veins associated with the felsic domal structure. The geological environment is similar to that of the world-class Archean gold and base metal mining camps such as Noranda, Val D'Or and Timmins – and are believed to represent Archean sea-floor hydrothermal systems consisting of fossilized black smokers.

Last year's exploration program consisted of drilling 20 diamond drill holes in February, March, October, and November 2006, approximately 3,024 meters, which intersected significant gold concentrations of greater than 500 ppb in sixteen (16) of the holes with the best intersections in hole L-06-7, where samples taken in this hole, between 96.5 and 104.2 meters, averaged 14.01 g/t Au over a core length of 7.7 meters. The highest sample returned a value of 74.71 g/t Au over a core length of 1.0 meter in a sulphide bearing felsic tuff. If this result is cut to 30 g/t Au the composite average for the section is 8.21 g/t Au over 7.17 meters.

To date, the gold mineralization on the Lipton claims has been intersected in two zones within the volcanic stratigraphy. The upper zone is hosted within mafic volcanic rocks located approximately 60 meters above the contact between graphitic chemical sediment and the underlying felsic volcanic rocks. The second zone is located at the graphite felsic volcanic contact. These two zones appear as parallel to sub parallel sheets (1 to 8 meters thick) that dip gently to the north and west.

The Detour Lake Mine, which according to Pelangio Mines news release of September 21, 2006, currently contains an indicated resources of 20,045,000 tonnes grading 2.14 gram per tonne gold or 1,379,500 ounces, and an inferred mineral resources of 35,435,000 tonnes grading 1.80 g/t Au containing 2,035,650 ounces.

According to the same news release, Pelangio and Detour Gold Corporation entered into an asset purchase agreement on August 21, 2006, whereby Pelangio's Detour Lake property (all of Detour Lake Mines related assets including block A, currently under option to Trade Winds Ventures Inc.) will be transferred to Detour Gold for 20,000,000 common shares of Detour Gold Corporation at a deemed price of $4.00 per share and $5,000,000. Detour Gold Corporation, a newly formed company, is part of the Hunter Dickinson group of resource companies.

Paul Nicholls, P.Eng., the manager of this project, is a qualified person who reviewed the Atkinson gold project section of this MD&A.

According to Pelangio's news release of January 9, 2007 to quote:

> "Pelangio Mines Inc.'s joint venture partner Detour Gold Corp. has commenced a 50,000-metre drilling program at the Detour Lake property. The program will focus on expanding the current near-surface resource of 3.4 million ounces (indicated resource of 20 million tonnes grading 2.14 grams per tonne Au, containing 1,379,500 ounces and inferred resource of 35.4 million tonnes grading 1.8 g/t Au contain 2,035,650 ounces). The mineral resource is located in the area of the former Detour Lake mine, which produced 1.8 million ounces of gold from 1983 to 1999."

COPPER MOLYBDENUM

Thomlinson Creek Copper Molybdenum Property, near Hazelton, British Columbia

Dentonia has now received assay results from its 3 diamond drill-hole program in October and November, 2006, only 2 holes were completed, the 3rd hole, due to overburden problems, was abandoned.

The two completed holes assayed between 0.02% to 0.03% over 300 meters, each, having a gross value, at current prices of between US$11.25 - $16.54 per tonne with one-2 meter interval assaying as high as 0.15% Mo, or gross value of US$82 per tonne. These two holes were drilled within a strong soil geochemical anomaly, which extends over a length of 5 kilometres, with values up to 10,200 ppm Cu and 600 ppm Mo.

These drill results are sub-economic, but nevertheless, encouraging requiring further exploration.

These core samples, in addition to molybdenum, also contained traces of gold, copper, and rhenium (Re).

Rhenium (Re) is a rare metallic element which occurs in molybdenum ores and is used in the manufacturing of superconductive alloys. It has a melting point of 3,180°C, and currently trades between US$950-$1,150 an ounce, or US$31-$37 per gram

Location, Access and Proximate Mines Deposits

The Thomlinson Creek project lies within relative proximity of several producing and past producing mines and molybdenum deposits, such as Blue Pearl's currently producing Endako Mine and its Davidson deposit at Smithers.

From a report prepared for AMH Mining Corporation, the Mount Thomlinson property, located 12km west of Thomlinson Creek prospect, is described as follows:

"The Mount Thomlinson mineral prospect contains a measured, indicated, and inferred reserve of 40.82 million tonnes grading 0.12% MoS2. (0.072 per cent molybdenum, using a conversion factor of 1.6681)

This reserve estimate was derived fiom combined drill hole and trenching data obtained by operators of the mineral property over the period of 1963 to 1965."

Trans-provincial highway 16 and the Canadian National Railway pass through Hazelton. Recent logging roads provide easy access to the Thomlinson Creek property.

Plans

Dentonia has filed assessment reports, which keeps this prospect in good standing for the next 10 years and will make an option payment of $20,000, due on February 15, 2007.

Over the next few weeks, Dentonia will analyze these results together with the silt and geochemical results to determine the next phase, if any, of a 2007 exploration program.

Dentonia has the right to earn 100% interest in the project, subject to a 2% royalty, with buy-out right.

SELECTED ANNUAL INFORMATION

Unless otherwise noted, all currency amounts are stated in Canadian dollars.

The following table summarizes selected financial data for Dentonia for each of the three most recently completed financial years. The information set forth below should be read in conjunction with the consolidated audited financial statements, prepared in accordance with Canadian generally accepted accounting principles, and the related notes thereto.

	August 31, 2006	August 31, 2005	August 31, 2004
Total Revenue	Nil	Nil	Nil
General and administrative expenses	428,250	351,934	163,886
Write off of exploration costs on outside properties and properties abandoned	1,294,068	Nil	Nil
Income (Loss) from continuing operations: - In total - Basic and diluted loss per Share	 (1,258,046) (0.02)	 (217,036) (0.01)	 (156,306) (0.01)
Total Assets	3,811,175	1,271,043	305,175

Overview

For the year ended August 31, 2004 the Company acquired the Atkinson Gold prospect for 150,000 common shares and paid $64,885 in staking fees. For greater detail please see the Companies Financial Statements dated August 31, 2003 and 2004 filed on SEDAR.

For the year ended August 31, 2005 the Company had property expenditures of $158,894 on the Tintina Gold Belt – HY Property and $42,533 on the Atkinson property. The Company also acquired the Thomlinson Creek Property and had expenditures of $18,587. The Company also advanced $197,446 to DHK Diamonds Inc., in which the Company owns a 1/3 equity position. These funds will be used to fund DHK's 20% proportionate share of the WO Diamond Project.

For the year ended August 31, 2006 the Company had property expenditures of $620,608 on the Atkinson property and $127,839 on the Thomlinson property. The Company abandoned the Tintina Gold Belt HY and Elf property and wrote off related expenditures in the amount of $181,619. The Company also incurred $895,752 as its 6.67% share of exploration cost for the Lac de Gras diamond property held through its 1/3 interest in DHK Diamonds Inc., and during the year the Company recognized an impairment provision of $1,112,449 as this amount may not be recovered. The Company also advanced $852,000 to DHK Diamonds Inc. to fund its proportionate share of the WO Diamond Project. For greater detail please see the Companies Financial Statements dated August 31, 2005 and 2006 filed on SEDAR.

Results of Operation for the years ended August 31, 2006 and 2005

This review of the Results of Operation should be read in conjunction with the Audited Financial Statements for the year ended August 31, 2006 and 2005.

2006 Financial Results

Overview

The Company experienced a net loss of $1,258,046, including a $1,294,068 (minus $36,022 interest earned) mineral property write- off or $0.02 per share for Fiscal 2006, compared to a net loss of $217,036 or $0.01 per share for Fiscal 2005.

General and administrative expenses totaled $428,250 for the year ended August 31, 2006 compared to $351,934 for the year ended August 31, 2005. Details of the general and administration expenses are as follows:

Professional fees of $38,770 (2005 - $42,183) were attributed to corporate matters including audit and legal fees.

Transfer agent and filing fees of $45,248 (2005 - $19,718), the increase was attributed to the financings that the Company completed during the year.

Consulting fees of $41,095 (2005 - $31,250), the increase was attributed to consulting on the Atkinson gold and Thomlinson molybdenum prospects.

Investor relations of $17,500 (2005 - Nil) consisted of dissemination of news releases, mailing brochures, maintaining a website at www.dentonia.net, meeting with shareholders, brokers and investors and dissemination of information through commercial news disseminators.

Wages and benefits of $185,843 (2005 - $129,651) for management of the Company's affairs increased as a result of increased activities such as private placements and property expenditures.

All other expenses are in the normal course of operations.

RESULTS OF 1st QUARTER OPERATIONS

Three Months Ended November 30, 2006

The Company experienced a net loss of $315,045, including a $244,636 impairment (WO Diamond Project) in mineral property or $0.01 per share for the first 3 months of Fiscal 2006, compared to a net loss of $81,652 or $0.01 per share for the first 3 months of Fiscal 2005.

General and administrative expenses totaled $94,102 for the period ended November 30, 2006 compared to $83,326 for the same period ended November 30, 2005. Details of the five largest general and administrative expenses are as follows:

- Legal, audit and accounting $8,606 (2005 - $2,466)
- Transfer agent and filing fees of $4,493 (2005 - $5,264)
- Consulting fees of $6,320 (2005 - $2,625)
- Shareholder and public relations of $23,590 (2005 - $10,107) were incurred and consisted of dissemination of news releases, mailing brochures, maintaining a website at www.dentonia.net, meeting with shareholders, brokers and investors and dissemination of information through Stockwatch and Stockgroup.
- Wages and benefits of $39,291 (2005 - $45,665) for management of the Company's affairs were incurred.

The Company expects to spend the same amount in the next quarter.

All other expenses are in the normal course of doing business.

FINANCINGS

There was no financing during this quarter.

EIGHT MOST RECENTLY COMPLETED QUARTERS WITH LAST QUARTER ENDED November 30, 2006

Fiscal Year 2006				
	Nov 30, 2006	**Aug. 31, 2006**	**May 31, 2006**	**Feb. 28, 2006**
Total Revenue	$Nil	$Nil	$Nil	$Nil
General and administrative expenses	94,102	134,226	108,781	101,917
Write off of exploration costs on abandoned or impaired properties	244,636	1,126,502	Nil	167,566
Income (Loss) from continuing operations: - In total - Basic and diluted loss per Share	(315,045) (0.01	(821,951) (0.02)	(84,960) (0.00)	(269,483) (0.00)
Total Assets	3,467,987	3,811,175	4,612,760	4,666,057
Total Long Term Financial Liabilities	Nil	Nil	Nil	Nil
Cash Dividends Declared per share	Nil	Nil	Nil	Nil
Fiscal Year 2005 (Restated)				
	Nov 30, 2005	**Aug 31, 2005**	**May 31, 2005**	**Feb. 28, 2005**
Total Revenue	$Nil	$Nil	$Nil	$Nil
General and administrative expenses	83,326	108,157	93,655	85,884
Write off of exploration costs on outside properties and properties abandoned	Nil	Nil	Nil	Nil
Income (Loss) from continuing operations: - In total - Basic and diluted loss per Share	(81,652) (0.00)	(26,741) (0.01)	(93,655) (0.01)	(85,884) (0.01)
Total Assets	1,496,607	1,271,043	985,142	1,096,540
Total Long Term Financial Liabilities	Nil	Nil	Nil	Nil
Cash Dividends Declared per share	Nil	Nil	Nil	Nil

Fully diluted loss per share is not been presented.

LIQUIDITY

All of the Company's properties are at the exploration stage. The Company does not expect to generate any revenues in the near future and will have to continue to rely upon the sale of equity securities to raise capital. Fluctuations in the Company's share price may affect its ability to obtain future financing and the rate of dilution to existing shareholders.

CAPITAL RESOURCES

The Company sees the exercise of stock options and warrants as a source of capital and as of the date of this Report, none of the stock options and warrants outstanding are in-the-money.

RISKS AND UNCERTAINTIES

The risks and uncertainties affecting the Company remain substantially unchanged from those disclosed in the Annual MD&A. It is the management's opinion that the Company has sufficient funds on hand to carry out the Company's planned exploration programs and to meet the Company's ongoing administrative expenses for a period of at least twelve months.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this MD&A using the terms "may", "expects to", "projects", "estimates", "plans", and other terms denoting future possibilities, are forward-looking statements in respect to various issues including upcoming events based upon current expectations which involve risks and uncertainties that could cause actual outcomes and results to differ materially. The future conduct of the Company's business and the feasibility of its mineral exploration properties are dependent upon a number of factors and there can be no assurance that the Company will be able to conduct its operations as contemplate and the accuracy of these statements cannot be guaranteed as they are subject to a variety of risks that are beyond our ability to predict or control and which may cause actual results to differ materially from the projections or estimates contained herein. The risks include, but are not limited to, the risks described in the this MD&A; those risks set out in the company's disclosure documents and its annual, quarterly and current reports; the fact that exploration activities seldom result in the discovery of a commercially viable mineral resource and are also significant amounts of capital to undertake and the other risks associated with start-up mineral exploration operations with insufficient liquidity, and no historical profitability. The Company disclaims any obligation to revise any forward looking statements as a result of information received after the fact or regarding future events.

OFF BALANCE SHEET ARRANGEMENTS – DHK DIAMONDS INC. ("DHK")

The Company's interests in the WO claim block, mineral leases SAS1, 2, 3 and six (6) Pellatt Lake claims, are indirectly held through DHK, a private company incorporated under the laws of NWT, in which the Company has a 1/3 equity position.

As of the date of this MD&A, the following advances were made, by way of shareholder's loan and subscription for common shares, the latter at $100 per share, by the respective shareholders of DHK.

Shareholders' Advances	
Dentonia Resources Ltd.	$1,493,000
Horseshoe Gold Mining Inc.	1,435,612
Kettle River Resources Ltd.	1,379,764
	$4,308,376

Current Shareholdings and Subscriptions in DHK

Name of Subscribers	Number of Common Shares Held	Amount of Subscription
Dentonia Resources Ltd.	682	$68,200
Horseshoe Gold Mining Inc.	682	$68,200
Kettle River Resources Ltd.	682	$68,200
		$204,600

TRANSACTIONS WITH RELATED PARTIES

(a) For the period ended November 30, 2006 the Company incurred $39,291 (2005 – $45,500) in salaries and fees to officers of the Company.

(b) For the period ended November 30, 2006 the Company incurred $6,320 (2005 - $Nil) in consulting fees to a director of the Company and a company controlled by an officer of the Company.

(c) For the period ended November 30, 2006, included in mineral properties, are fees of $Nil (2005 - $12,000) made to a director.

All of the above transactions have been in the normal course of operations, and are recorded at their exchange amounts, which is the consideration agreed upon by the related parties.

PROPOSED TRANSACTIONS

The board of directors is not aware of any proposed transactions involving an asset or business or business acquisition or disposition which may have an effect on financial conditions, results of operations and cash flows, other than those disclosed under the heading "WO Diamond Prospect, Lac de Gras, NWT".

DISCLOSURE OF OUTSTANDING SHARES, WARRANTS AND OPTIONS AS OF THE DATE OF THE REPORT

As of January 26, 2007 Total Issued and Outstanding shares of the Company are: 60,342,411 common shares.

	Shares	Amount
Balance, August 31, 2005	32,974,044	$ 8,840,200
Issued for cash		
Exercise of warrants	5,172,366	616,257
Exercise of options	852,500	88,575
Private placement	18,443,501	3,079,526
Private Placement	600,000	112,000
Fair value of options exercised	-	5,423
Private Placement	2,300,000	345,000
Share issuance costs		(58,500)
Balance, August 31, 2006	60,342,411	$ 13,028,481
Balance, November 30, 2006	60,342,411	$ 13,028,481

As of the Date of the Report, the following Directors' and Employees' Options are outstanding:

Name	No. of Shares	Exercise Price	Expiration Date
Adolf A. Petancic	300,000	0.10	March 26, 2007
Adolf A. Petancic	38,750	0.13	February 29, 2008
Brian E. Weir	200,000	0.10	March 26, 2007
Dorothy Chin	38,750	0.13	February 29, 2008
H. Martyn Fowlds	300,000	0.10	March 26, 2007
Ronald McMillan	250,000	0.10	March 26, 2007
TOTAL:	1,127,500		

As of the Date of the Report, the following Agent's option is outstanding:

Name	No. of Shares	Exercise Price	Expiration Date
Research Capital Corporation	502,620	0.15	February 28, 2007

As of the date of this Report, the following warrants are outstanding:

Number of Warrants	Price	Expiry
593,334	$0.30 per share if exercised on or before February 28, 2007.	February 28, 2007
*104,524	$0.30 per share if exercised on or before February 28, 2007.	February 28, 2007
18,443,501	$0.35 per share if exercise on or before Dec. 23, 2007	December 23, 2007
600,000	$0.25 per share if exercise on or before Feb. 10, 2007 $0.35 per share if exercise after Feb. 10, 2007 an on or before Feb. 10, 2008	February 10, 2008
2,300,000	$0.25 per share if exercise on or before July 21, 2007 $0.35 per share if exercise after July 21, 2007 and on or before July 21, 2008	July 21, 2008
TOTAL: 22,041,359		

*The warrants at the date hereof have not been issued but shall be issued to the Agent, Capital Research, if and when it exercises its Agent's option.

INVESTOR RELATIONS

The Company during the three-month period under review retained ProActive Communications and 714428 B.C. Ltd. to disseminate press releases and other material to the media, interested shareholders, investors, and brokers. Pro Active Communications was retained for $2,500/month and 714428 B.C. Ltd. for $4,500/month on a month to month basis.

APPROVAL

The Board of Director of Dentonia Resources Ltd. has approved the disclosures contained in this Interim MD&A. A copy of this MD&A and unaudited financial statements ended November 30, 2006 will be provided to anyone who requests this information.

ADDITIONAL INFORMATION

For press releases and other up-dated information, please contact the Company either by phone (604) 682-1141, fax (604) 682-1144, e-mail at dentonia@telus.net, or refer to the Company's website www.dentonia.net or refer to SEDAR website www.sedar.com.

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, ***Adolf A. Petancic, President and Chief Executive Officer of Dentonia Resources Ltd.***, certify that:

1) I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Dentonia Resources Ltd.**, (the issuer) for the interim period ending ***November 30, 2006***;

2) Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3) Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4) The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by other within those entities, particularly during the period in which the interim filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5) I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Dated: January 26, 2007

"Adolf A. Petancic"
Adolf A. Petancic
President and Chief Executive Officer

END